UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                             EuroAmerican Group Inc.
                                (Name of Issuer)

                         Common Stock, $ .001 par value
                         (Title of Class of Securities)

                                    298707100
                                 (CUSIP Number)

        Jeffrey H. Lane, c/o Foley & Lardner, 777 East Wisconsin Avenue,
                               Milwaukee, WI  53202
                                 (414) 271-2400
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

   Check the following box if a fee is being paid with the statement  [_].
   (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   Note:     Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    CUSIP No. 298707100

     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Klaus Hebben

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [X]


     3   SEC USE ONLY


     4   SOURCE OF FUNDS*

         PF

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]



     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany

                     7  SOLE VOTING POWER
      NUMBER OF
                        -0-
        SHARES
                     8  SHARED VOTING POWER
     BENEFICIALLY
                        9,300,000
       OWNED BY
                     9  SOLE DISPOSITIVE POWER
         EACH
                        -0-
      REPORTING
                    10  SHARED DISPOSITIVE POWER
        PERSON
                        9,300,000
         WITH

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,300,000

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [X]



    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         43.4


    14   TYPE OF REPORTING PERSON*

         IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    CUSIP No. 298707100


     1   NAME OF REPORTING PERSON

         CAL International Limited

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [X]

     3   SEC USE ONLY


     4   SOURCE OF FUNDS*

         AF; WC

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]



     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Channel Islands

                     7  SOLE VOTING POWER
      NUMBER OF
                        -0-
        SHARES

     BENEFICIALLY    8  SHARED VOTING POWER

       OWNED BY         9,300,000

         EACH
                     9  SOLE DISPOSITIVE POWER
      REPORTING

        PERSON          -0-

         WITH       10  SHARED DISPOSITIVE POWER

                        9,300,000

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,300,000

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [X]



    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         43.4

    14   TYPE OF REPORTING PERSON*

         HC



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

             The Statement on Schedule 13D, as amended by Amendment Nos. 1-3 (the "Statement") previously filed by Klaus Hebben and CAL International Limited ("CAL") with respect to the Common Stock, $.001 par value ("Common Stock"), of EuroAmerican Group Inc. (the "Company") is hereby amended and, pursuant to Rule 101(a)(2)(ii) of Regulation S-T, restated as set forth herein. As a result of the Memorandum of Understanding referred to in
   Item 4 hereof, Mr. Hebben and CAL may be considered to be (although they deny that they are) members of a "group" (the "Possible Memorandum Group") with some or all of Hubert Scharnowski, SABHU Inc. ("SABHU"), Alexis Charamis, George Tsirivakos and Eurotech Invest. Ltd. ("Eurotech"). Mr. Hebben and CAL have only limited information with respect to such persons and such information (which is presented without prejudice to their position that no such "group" exists) is set forth herein only to the actual knowledge of Mr. Hebben and CAL based on information reasonably available to them.

             Item 1.   Security and Issuer

             This Statement relates to the Common Stock, $.001 par value per share (the "Common Stock"), of EuroAmerican Group, Inc., a Delaware corporation (the "Company"), whose executive offices are located at 50 Broad Street, Suite 516, New York, New York 10004.

             Item 2.   Identity and Background

             (a)-(c), (f) In addition to Mr. Hebben and CAL, the members of the Possible Memorandum Group are Mr. Scharnowski and SABHU, which CAL and Mr. Hebben understand is an affiliate of Mr. Scharnowski (collectively, the "S Group"); Messrs. Charamis and Tsirivakos; and Eurotech.

                       Mr. Hebben's address is:

                       Monte Carlo Star
                       15. Blvd. Louis II
                       Monte Carlo (9800) Monaco

                       CAL's address is:

                       Ordnance House, 31 Pier Road
                       St. Helier, Jersey, Channel Islands

             Mr. Hebben is a citizen of Germany and his principal occupation is a private investor. CAL is a holding company for various investments of Mr. Hebben. CAL's directors and executive officers are Mr. Hebben and Angus Spencer-Nairn, a citizen of the United Kingdom. The business address of Mr. Spencer-Nairn is 31 Pier Road, St. Helier, Jersey, Channel Islands, and he is a senior partner of Rawlinson & Hunter (Jersey), a public accounting firm located at Mr. Spencer-Nairn's business address.

                       The S Group's address is:

                       c/o Scharnowski GmbH
                       Sodener Str. 12
                       63454 Hanover
                       Germany

             Mr. Hebben and CAL understand that Mr. Scharnowski is a citizen of Germany and that Mr. Scharnowski's present principal occupation is as a financial broker. Mr. Hebben and CAL have no actual knowledge of the principal business of SABHU, its jurisdiction of incorporation or any actual knowledge about its directors or executive officers.

                       Mr. Charamis' address is:

                       c/o EuroAmerican Group Hellas
                       5 Milioni Street
                       10673 Athens, Greece

             Mr. Hebben and CAL understand that Mr. Charamis is a citizen of Greece and his present principal occupation is Chief Executive Officer of EuroAmerican Group Hellas and Chief Executive Officer of the Company. Mr. Hebben and CAL understand that EuroAmerican Group Hellas is a sales agent in Greece for the Company and is also engaged in providing financial consulting services. The Company is engaged in providing "real time" business and financial information through the personal computers of subscribers to the Company's "Satquote" system.

                       Mr. Tsirivakos' address is:

                       c/o EAG Financial Information GmbH
                       Hanauer Landstrasse 208-216
                       D-60314 Frankfurt am Main
                       Germany

             Mr. Hebben and CAL understand that Mr. Tsirivakos is a citizen of Greece and that his principal occupation is Vice President of the Company.

             Mr. Hebben and CAL understand that the address of Eurotech is:

                       80 Broad Street
                       Monrovia, Liberia

             Mr. Hebben and CAL understand that John Xylas and Nicos Antonopolous are the directors and executive officers of Eurotech, which Mr. Hebben and CAL understand is a Liberian corporation. Mr. Hebben and CAL understand that Messrs. Xylas and Antonopolous are citizens of Greece. Mr. Xylas' business address is 57 Akti Miaouli, Pireaus 18536 Greece and his principal occupation is a maritime shipping executive with Pyrsos Shipping, whose address is the same as Mr. Xylas' business address. Mr. Antonopolous' business address is 13 Voulgaroktonou Street, Athens 15343 Greece and his principal occupation is retired civil servant.

             (d), (e) None of Mr. Hebben, CAL or the executive officers or directors of CAL has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years nor has any of them been, during such period, a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             Except as set forth above, Mr. Hebben and CAL have no actual knowledge about the other members of the Possible Memorandum Group as to the matters required by Item 2(b)-(e) of Schedule 13D.

             Item 3.   Source and Amount of Funds or Other Consideration

             Mr. Hebben's personal funds have been the source of funds for 5,500,000 shares of Common Stock acquired from the Company for cash by CAL. The remaining 2,200,000 shares of Common Stock acquired by CAL from the Company were acquired in exchange for the stock of EuroAmerican Group Plc. ("Plc."), which at the time of the exchange was an indirect subsidiary of CAL. The source of funds for 800,000 shares of Common Stock and warrants to purchase Common Stock acquired from the Company for cash by CAL Futures Limited, a former wholly-owned subsidiary of CAL ("Futures"), was Futures' working capital. (Of these 800,000 shares, 600,000 shares were subsequently transferred to CAL by Futures.)

             Mr. Hebben's personal funds have been the source of funds for the 162,500 shares of the Company's Series A Non-Voting Convertible Senior Preferred Stock ("Series A Preferred Stock") acquired by Mr. Hebben.

             Mr. Hebben and CAL understand that the source of funds for the 1,750,000 shares of Common Stock acquired from the Company for cash by Eurotech (including the cancellation of the Company's obligation with respect to funds previously advanced to the Company by Eurotech) was Eurotech's working capital.

             Neither Mr. Hebben nor CAL has any actual knowledge of the source of funds for any purchases of Common Stock that have been or may be made by any of the other members of the Possible Memorandum Group.

             Item 4.   Purpose of Transaction

   Memorandum of Understanding

             The Memorandum of Understanding, dated January 23, 1995, and the Amendment to the Memorandum of Understanding, dated as of March 30, 1995 (collectively, the "Memorandum"), are between CAL, the Company, Mr. Scharnowski, SABHU, Messrs. Charamis and Tsirivakos and Eurotech. The Memorandum of Understanding and the Amendment to the Memorandum of Understanding are filed (through incorporation by reference) as Exhibits
   99.2 and 99.3, respectively, to this Amendment No. 4. The following description of the Memorandum is qualified in its entirety by the actual text.

             The Memorandum provides that Mr. Scharnowski, who was at the time the sole director of the Company, shall elect as directors one person designated by CAL and shall also elect as directors Messrs. Charamis and Tsirivakos. On or about February 9, 1995, CAL designated Steven Millner (currently, a partner of the accounting firm of Dalessio, Millner & Leben LLP, New York, New York, and the Company's Secretary, and formerly, the Company's Chief Financial Officer) as its director, and Messrs. Millner, Charamis and Tsirivakos were elected as directors on or about such date. The Memorandum also provides that CAL, the S Group and Eurotech will vote their shares of Common Stock to provide that the Board of Directors shall consist of between three and five directors and that one shall be Mr. Charamis (or a designee), one shall be Mr. Tsirivakos (or a designee), one shall be a person designated by CAL and one shall be Mr. Millner.

             The Memorandum provides that Mr. Scharnowski will resign as the Company's Chairman and CEO after he signs the Company's Annual Report on Form 10-KSB for the year ended August 31, 1994 and its Quarterly Report on Form 10-Q for the quarter ended November 30, 1994. These filings were made on or about February 22, 1995. In early March 1995, Mr. Scharnowski resigned from these offices and Mr. Charamis became the Company's CEO. Later in 1995, Mr. Scharnowski resigned as a director of the Company.

             Eurotech agreed to subscribe for the purchase of at least 2,000,000 shares of Common Stock. In April 1995 and August 1995, Eurotech purchased an aggregate of 1,750,000 shares; see Item 5(c). CAL agreed to cause at least 3,000,000 shares of Common Stock to be subscribed. In April 1995 and July 1995, CAL purchased an aggregate of 2,500,000 shares and introduced an individual to the Company who purchased 500,000 shares; see Item 5(c). The Company has agreed to file a single registration statement under the Securities Act of 1933, as amended, covering the sale of the shares described in this paragraph.

             The Memorandum provides that various decisions, including those relating to marketing, business policy, borrowing, sales or acquisitions of securities of the Company, payment of dividends and business combinations require the prior approval of the Company's Board of Directors.

             The Memorandum provides that, for a period ending January 20, 1998, (i) Messrs. Charamis and Tsirivakos have a right of first refusal on shares of Common Stock that the S Group or CAL desires to sell non-publicly, and (ii) any sale of shares by the S Group or CAL shall not exceed the greater of 1% of the outstanding shares of Common Stock or the average weekly trading volume during the preceding four weeks.

             The Memorandum provides that the Company shall grant Mr. Charamis a four year option (subsequently extended to January 23, 2000) to purchase from time to time up to 2,000,000 shares of Common Stock with antidilution provisions so that the shares subject to the option shall at all times be not less than 13.3333% of the Common Stock. In April 1996, the maximum number of shares subject to such option was fixed at 3,387,258 shares (subject to adjustment for stock splits, stock dividends, extraordinary dividends and similar changes in capitalization). The Memorandum provides that the Company shall grant CAL a four year option to purchase from time to time up to 1,000,000 shares of the Common Stock (subject to such antidilution provisions). The purchase price per share under both options is $.20. The Memorandum provides these option shares have "piggy-back" registration rights.

   Other

             On October 3, 1995, November 8, 1995 and January 8, 1996, Mr. Hebben purchased from the Company 15,000, 110,000 and 37,500 shares, respectively, of Series A Preferred Stock. All of these shares were acquired for cash at a price of $2.00 per share to provide capital to the Company. An aggregate of an additional 82,500 shares of Series A Preferred Stock were sold by the Company in November 1995, January 1996 and February 1996 for cash at a price of $2.00 per share to two persons introduced to the Company by Mr. Hebben.

             The Series A Preferred Stock is not entitled to vote and is not entitled to any dividends. On November 30, 1997 (the "First Redemption Date"), the Company shall be entitled to, and on November 30, 1998 (the "Final Redemption Date"), the Company shall, redeem all but not less than all of the Series A Preferred Stock. The Company may, at its election, redeem Series A Preferred Stock in cash or in Common Stock, except that the Company may not redeem the Series A Preferred Stock in Common Stock on the First Redemption Date unless the Net Income Test (defined below) is met. If redemption is made in cash, the redemption price if $2.00 per share plus $.32 per share if redeemed on the First Redemption Date, and $.48 per share if redeemed on the Final Redemption Date. If redemption is made in Common Stock, (i) if the Net Income Test is met, the number of shares of Common Stock issued for each share of Series A Preferred Stock shall be equal to the quotient of dividing $2.00 by 90% of the Average Price (defined below), and (ii) if the Net Income Test is not met, the number of shares of Common Stock is equal to the Conversion Rate (defined below). "Net Income Test" means that the Company's consolidated net income, determined in accordance with generally accepted accounting principles, for the last fiscal year ending prior to the date of the redemption, is at least $750,000. "Average Price" means the average of the reported closing high bid and low asked prices per Share for the 30 trading days ending 15 days prior to the Company's Notice of Redemption in the principal market in which the Common Stock is then traded.

             The Series A Preferred Stock is convertible into Common Stock at the option of the holder on November 30, 1996 and on the First Redemption Date and the Final Redemption Date, at the following rates (the "Conversion Rate"): 8 shares of Common Stock per share of Series A Preferred Stock, if converted on November 30, 1996; 7 shares if converted on the First Redemption Date; and 6 shares if converted on the Final Redemption Date.

             The Series A Preferred Stock has a security interest in all assets of the Company (other than the stock of the Company's subsidiaries) to secure the Corporation's obligation to pay the redemption price in cash. On liquidation, the Series A Preferred Stock is entitled, prior to any distribution on Common Stock, to receive an amount equal to the amount that would be paid on a redemption of the Series A Preferred Stock for cash.

             Except as described herein, Mr. Hebben and CAL have no plans or proposals which would relate to or result in any transactions described in paragraphs (a)-(j) of Item 4 of Schedule 13D. However, as indicated in
   Item 5(c), Mr. Hebben and CAL have in the past provided capital to the Company through the purchase of securities from the Company and may do so in the future. In addition, Mr. Hebben and CAL may dispose of some or all of the securities of the Company beneficially owned by them.

             Mr. Hebben and CAL understand that Messrs. Charamis and Millner have foregone $40,000 and $30,000 of their stated compensation as employees of the Company in order to provide capital to the Company. In exchange for such compensation reductions, Messrs. Charamis and Millner are being granted options to purchase 20,000 shares and 15,000 shares of Series A Preferred Stock at a price of $.01 per share. The options may be exercised until November 30, 1998. Mr. Hebben and CAL understand that if Messrs. Charamis and Millner forego future compensation from the Company, each will receive additional options to purchase Series A Preferred Stock at the rate of 1 share for each $2.00 of additional compensation foregone.

             Mr. Hebben and CAL understand that the Company and Mr. Tsirivakos have entered into a Consulting and Share Contract which provides that on June 30, 1996-2000, Mr. Tsirivakos is entitled to receive shares of Common Stock having a value of $15,000 (determined by the average of the reported bid and asked prices for the shares in the principal market in which the shares are traded during the 30 days before each June 30) but such value shall not be determined by a price per share less than $.20. The Common Stock to be issued on June 30, 1996 was not issued. In lieu thereof, and upon the payment to the Company of $10,000 by Mr. Tsirivakos, Mr. Tsirivakos will be issued 12,500 shares of Series A Preferred Stock. Mr. Hebben and CAL understand that if Mr. Tsirivakos foregoes future compensation from the Company, he will receive additional shares of Series A Preferred Stock at the rate of 1 share for each $2.00 of compensation foregone.


             Item 5.   Interest in Securities of the Issuer

             (a)(i) CAL beneficially owns 9,300,000 shares of Common Stock. Of these shares, 1,000,000 shares are owned under the option described under "Memorandum of Understanding" in Item 4. Based on 20,448,333 shares of Common Stock outstanding, these 9,300,000 shares represent approximately 43.4% of the outstanding shares of Common Stock computed under Rule 13d-3 (which provides that the 1,000,000 shares subject to the option are deemed to be outstanding for purposes of computing the percentage of the Common Stock beneficially owned).

             In addition, on October 1, 1996 (60 days before the first date on which the Series A Preferred Stock can be converted), Mr. Hebben will have the right to acquire an additional 1,300,000 shares of Common Stock through conversion of the Series A Preferred Stock, giving Mr. Hebben aggregate beneficial ownership of 10,600,000 shares representing approximately 46.6% of the outstanding Common Stock computed under Rule 13d-3. All of the shares of Common Stock beneficially owned by CAL are deemed to be owned by Mr. Hebben.

             (ii) Based on information available to Mr. Hebben and CAL and based on 20,448,333 shares of Common Stock outstanding, the beneficial ownership of Common Stock by the other members of the Possible Memorandum Group (beneficial ownership of which is disclaimed by Mr. Hebben and CAL) is as follows (all percentages are computed under Rule 13d-3):

             S Group -- 1,300,000 shares of Common Stock (6.4%)

             Mr. Charamis -- 3,387,258 shares of Common Stock (14.2%), all of which shares Mr. Charamis has the right to acquire under the option described under "Memorandum of Understanding" in Item 4. In addition, CAL and Mr. Hebben understand that Doupsi Investment Corporation Ltd., of which Mr. Charamis is a director and in which Mr. Charamis' wife and brother own the equity interest, owns 70,000 shares of Common Stock (0.3%).

             Mr. Tsirivakos -- 150,000 shares of Common Stock (0.7%). Of these shares, Mr. Tsirivakos has the right to acquire, within the next 60 days, 100,000 shares pursuant to the option described in (c)(iv) below.

             Eurotech -- 1,750,000 shares of Common Stock (8.6%).

             (b)(i) CAL and Mr. Hebben share the power to vote and dispose of the shares of Common Stock beneficially owned by them.

             (ii) Mr. Hebben and CAL understand that all shares beneficially owned by Mr. Charamis and Eurotech are beneficially owned by each with sole voting and dispositive power. Mr. Hebben and CAL do not have information about the power to vote or dispose of Common Stock beneficially owned by the other members of the Possible Memorandum Group.

             (c)(i) On October 10, 1988, Futures purchased from the Company 800,000 shares of Common Stock and 400,000 warrants to purchase Common Stock for $940,000. On June 26, 1991 Futures disposed of 120,000 shares of Common Stock for no consideration. Also on June 26, 1991 Futures sold 10,000 shares of Common Stock on the open market at a net price of $2.4197 per share. On July 3, 1991, Futures sold 8,000 shares of Common Stock on the open market at a net price of $2.625 per share. On August 16, 1991, Futures sold 62,000 shares of Common Stock in a private transaction at a net price of $2.50 per share payable in the form of promissory notes due October 15, 1991. Also on August 16, 1991, Futures sold 200,000 warrants to purchase Common Stock at a net price per warrant of $0.00025. (The remaining warrants owned by Futures expired unexercised.) On August 21, 1991, CAL purchased 1,000,000 shares of Common Stock in a private transaction at a net price of $0.1175 per share.

             On January 31, 1992, CAL acquired from the Company 2,000,000 shares of Common Stock for cash and Futures acquired from the Company 2,200,000 shares of Common Stock in exchange for all of the stock of Plc. These shares were acquired to provide capital to the Company and to consolidate the operations of Plc and the Company. On April 20, 1992, all Common Stock owned by Futures was transferred to CAL.

             On April 12, 1995, CAL purchased from the Company 2,000,000 shares of Common Stock and on July 18, 1995, CAL purchased from the Company 500,000 shares of Common Stock. All of these shares were acquired for cash at a price of $.20 per share to provide capital to the Company.

             (ii) Mr. Hebben and CAL understand that on April 4, 1995, a corporation organized by Mr. Scharnowski acquired the assets of the Company's EAG Financial Services GmbH subsidiary in exchange for, among other consideration, 700,000 shares of Common Stock. CAL and Mr. Hebben understand that on March 4, 1996, Mr. Scharnowski granted the Company an option to purchase up to 1,700,000 shares of Common Stock at a price of $.10 per share. The option was to expire on May 29, 1996, except that if the option was exercised for at least 1,000,000 shares, then the remainder of the option could be exercised, in whole or in part, until March 1, 1997. The option was assignable, in whole or in part, by the Company.
   Mr. Hebben and CAL understand that the Company assigned 1,000,000 shares of the option to a third party who exercised the option for all of such shares on or prior to May 29, 1996.

             (iii) Mr. Hebben and CAL understand that on April 12, 1995, Eurotech purchased from the Company 1,500,000 shares of Common Stock at a price of $.20 per share for cash and cancellation of $50,000 owed to Eurotech by the Company. CAL and Mr. Hebben understand that on August 7, 1996, Eurotech purchased from the Company 250,000 shares of Common Stock at a price of $.20 per share in cash.

             (iv) Mr. Hebben and CAL understand that on January 23, 1995, Mr. Charamis was granted the option described under "Memorandum of Understanding" in Item 4. Such option was amended in March 1995 to fix the exercise price at $.20 per share and was further amended in April 1996 to fix the maximum number of shares at 3,387,258 shares and to extend the term by one year.

             (v) In August 1995, pursuant to the Consulting and Share Contract referred to under "Other" in Item 4, Mr. Tsirivakos was granted an option to purchase 500,000 shares of Common Stock and a prior option for 200,000 shares of Common Stock was cancelled. The current option will expire in September 2003 and is exercisable for 100,000 shares beginning on June 30 of each year in which the Consulting and Share Contract is in effect (beginning June 30, 1996) at an exercise price of $.20 for the initial 100,000 shares, increasing by $.10 per share on each succeeding June 30 for the shares that become exercisable on such June 30.

             (vi) Other than as set forth herein, Mr. Hebben and CAL do not have any actual knowledge of transactions in the Common Stock by the other members of the Possible Memorandum Group.

             (d) CAL has the right to receive any dividends on and the proceeds of sale of the Common Stock beneficially owned by CAL. Mr. Hebben and CAL do not have any actual knowledge of whether persons other than the other members of the Possible Memorandum Group have the right to receive dividends on or the proceeds of sale of the Common Stock beneficially owned by the other members of the Possible Memorandum Group.

             Item 6.   Contracts, Arrangements, Understandings or
                       Relationships With Respect to Securities of the Issuer

             Except as described herein, neither Mr. Hebben nor International has any actual knowledge of any understanding or relationship with respect to securities of the Company between any member of the Potential Memorandum Group and any other member or between any such member and any other person.

             Item 7.   Material To Be Filed and Exhibits

             99.1. Written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f). (Incorporated by reference to Exhibit 1 to the Statement in Schedule 13D filed with respect to the Common Stock of EuroAmerican Group Inc. by Mr. Hebben and CAL.)

             99.2. Memorandum of Understanding, dated January 23, 1995. (Incorporated by reference to Exhibit 5 to Amendment No. 1 to the Statement on Schedule 13D filed with respect to the Common Stock of EuroAmerican Group Inc. by Mr. Hebben and CAL.)

             99.3. Amendment to Memorandum of Understanding, dated as of March 30, 1995. (Incorporated by reference to Exhibit 2 to the Statement on 13D filed with respect to the Common Stock of EuroAmerican Group Inc. by Alexis Charamis.)


                                    Signature


             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



   Dated:  August 9, 1996        /s/Klaus Hebben
                                 Klaus Hebben


                                 CAL International Limited


                                 By: /s/ Angus Spencer-Nairn
                                     Angus Spencer-Nairn, Director